UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 9, 2013

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On December 9, 2013, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's November 2013 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*
99 Investor Release of McDonald's Corporation issued December 9, 2013:
  McDonald's Reports November Comparable Sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: December 9, 2013

By: /s/ Brian Mullens

Brian Mullens
Corporate Vice President - Assistant Controller

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued December 9, 2013: McDonald's Reports November Comparable Sales

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

12/09/13

FOR MORE INFORMATION CONTACT:

Investors: Kathy Martin, 630-623-7833

Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS NOVEMBER COMPARABLE SALES

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales increased 0.5% in November. Performance by segment was as follows:

- **U.S. down 0.8%**
- **Europe up 1.9%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 2.3%**

"Throughout the McDonald's System we're focused on satisfying our customers by providing a differentiated experience that delivers high-quality food and meaningful value in a comfortable and modern environment," said McDonald's President and Chief Executive Officer Don Thompson. "As consumer expectations and the marketplace continue to evolve, we are making investments in our menu, restaurants and service to strengthen our connection with customers and build our business for long-term profitable growth."

In November, U.S. comparable sales decreased 0.8%. November's performance was supported by breakfast, chicken menu choices and expanded value offerings. Ongoing competitive activity and relatively flat industry traffic trends negatively impacted performance. Looking ahead to 2014, the U.S. is intent on rebuilding its underlying business momentum by strengthening key elements of customer service and leveraging the breadth of menu choices across all dayparts and value tiers.

In Europe, November's comparable sales increased 1.9% as positive performance in the U.K., France and Russia was somewhat offset by negative results in Germany. Amid a tepid informal eating out market, Europe delivered positive results by elevating the customer experience with appealing premium, core and value menu options, compelling promotional food events and continued focus on key dayparts.

Comparable sales in APMEA declined 2.3% in November due primarily to negative results in Japan. To enhance future performance, APMEA is pursuing customer-focused initiatives that broaden accessibility and enhance value across all dayparts.

Systemwide sales for the month increased 1.1%, or 3.1% in constant currencies.

Percent Increase/(Decrease)	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended November 30,	2013	2012	Reported	Currency
McDonald's Corporation	0.5	2.4	1.1	3.1
Major Segments:				
U.S.	(0.8)	2.5	0.1	0.1
Europe	1.9	1.4	8.0	4.8
APMEA	(2.3)	0.6	(6.6)	2.6
Year-To-Date November 30,				
McDonald's Corporation	0.4	3.4	1.2	2.9
Major Segments:				
U.S.	0.1	3.6	1.1	1.1
Europe	0.0	2.7	4.6	2.8
APMEA	(1.9)	1.9	(4.3)	3.1

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.
- The number of weekdays and weekend days can impact our reported comparable sales. In November 2013, this calendar shift/trading day adjustment consisted of one less Thursday and one more Saturday compared with November 2012. The resulting adjustment varied by area of the world, ranging from approximately 0.9% to 1.6%. In addition, the timing of holidays can impact comparable sales.
- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.
- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

McDonald's tentatively plans to release fourth quarter results before the market opens on January 23, 2014 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's is the world's leading global foodservice retailer with approximately 35,000 locations serving more than 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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